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                              November 28, 2023

       Michael Cribari
       Chief Executive Officer
       High Roller Technologies, Inc.
       400 South 4th Street, Suite 500-#390
       Las Vegas, Nevada 89101

                                                        Re: High Roller
Technologies, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted November
1, 2023
                                                            CIK No. 0001947210

       Dear Michael Cribari:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Corporate Information, page 5

   1. Please update the group ownership structure so that it presents the structure as of the most recent practicable
date. We note that it currently presents the structure as of December 31,
                                                        2022. To the extent
possible, please also revise to show the overlap in the two diagrams
                                                        (for example, the
presence of Cascadia Holdings in both structures). As currently presented it suggests
that there is no overlap in ownership between the two diagrams.
       We have been dependent on Happy Hour Entertainment..., page 17

   2. You disclose that you have services agreements with Happy Hour Entertainment and
                                                        Spike Up Media, however
elsewhere you disclose that you do not have a written
                                                        agreement with Spike Up
Media. Please reconcile and revise as appropriate. Please also tell us the
consideration you gave to filing the agreement by which Spike Up Media
 Michael Cribari
High Roller Technologies, Inc.
November 28, 2023
Page 2
         agreed to sell you the HighRoller.com domain. We note that under this agreement you are obligated each quarter to pay Spike Up Media two percent of net revenue from
         HighRoller.com operations.
Risk Factor
Risks Related to Intellectual Property and Data Security
We rely on information technology and other systems and platforms..., page 23

3.       We note your disclosure about cyber-attacks and that    future
disruptions from
         unauthorized access to, fraudulent manipulation of, or tampering with [y]our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could materially adversely affect [y]our business, financial condition, results of operations and prospects. Please revise to
         disclose the nature of the board   s role in overseeing the company
s cybersecurity risk
         management, the manner in which the board administers this oversight function and any
         effect this has on the board   s leadership structure.
We will rely on licenses and service agreements..., page 28

4. For any material license agreements, please disclose in an appropriate place in your prospectus the material terms of the agreement(s), including the duration, exclusivity, termination provisions and minimum guaranteed royalty payments.
Business
Licenses, page 52

5. We note your response to prior comment 3 and reissue in part. You continue to state throughout the document, including on page 1 and 51 that you currently maintain gaming licenses from Malta. Please revise to clarify whether the Malta license has expired and state, as you do in your response letter that the Company decided to not renew its Malta gaming license and that such withdrawal has no material impact on
Company   s financial
         results because the Company has not been utilizing Maltese license for its operations prior to decision to withdraw its renewal application.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Segment Information, page F-16
FirstName LastNameMichael Cribari
6. We note your disclosure of revenue by geographic region in footnote 3. Please tell us how
Comapany    NameHighwith
       you complied     Roller
                           the Technologies, Inc.
                               disclosure requirements of ASC 280-10-50-41 and
280-10-55-24
       related to separately
November 28, 2023 Page 2     disclosing revenue by country.
FirstName LastName
 Michael Cribari
FirstName
High RollerLastNameMichael
            Technologies, Inc.Cribari
Comapany 28,
November   NameHigh
               2023 Roller Technologies, Inc.
November
Page 3     28, 2023 Page 3
FirstName LastName
General

7. Please revise to clarify and reconcile whether you have launched or expect to launch your second brand, Fruta.com. In this regard, we note disclosures about the launch on page 2,
         39, 58, and 59 are inconsistent. In light of recent or soon to be launch of Fruta.com, please
         also revise your disclosures under Management   s Discussion and
Analysis section, where
         appropriate, to address the impact of the launch or other commitments or uncertainties this launch or any future planned launch has had on your financial condition, operations, liquidity, or capital position.
       Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Aaron A. Grunfeld, Esq.